UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC 20549

                              FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

1(a) Name of Issuer           (b) IRS Ident. No.  (c) SEC File No. DCI
24/7 Media, Inc.         13-2884572           0-29768
  -------------------------    -----------------   ---------------
1(d) Address of Issuer  Street     City       State   Zip    (e) Phone #
      1250 Broadway; 27th Floor    New York    NY      10001    (212)231-7100
  ------------------------------------------------------- -----------
2(a) Name of Person for     (b) IRS       (c) Relationship
     Whose Account the          Ident.        to
     Securities are to          No.           Issuer
     Be Sold
     Porridge, LLC             06-1526221
  ------------------------  -----------   ----------------

2(d) Address Street       City         State     Zip
 500 Nyala Farm Road         Westport,    CT     06880
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the IRS Identification Number and the SEC File Number.


3(a) Title of      (b) Name and               SEC USE ONLY       (c) Number
    the Class of       Address of             Broker-Dealer          of Shares
    Securities         Each Broker            File Number            or Other
    To be Sold         Through Whom                                  Units to
                       the Securities                                be Sold
                       are to be
                       Offered or
                       Each Market
                       Maker who is
                       Acquiring the
                       Securities

 Common Stock         BancBoston Robertson Stephens, Inc.          96,151
                      555 California Street
                      Suite 2600
                      San Francisco, CA 94104

                      Warburg Dillon Read,Inc.
                      677 Washington Boulevard
                      Stamford, CT 06901
 -----------------    -------------------   ----------   ------------
3(d) Aggregate       (e) Number of    (f) Approximate  (g) Name of
     Market Value        Shares or        Date of Sale     Each
                         Other Units      (Mo. Day Yr.)    Securities
                         Outstanding                       Exchange

$4,471,021.50            22,315,000       3/1/00           NASD
-----------------    ---------------  ---------------  --------------


TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of     Date you      Nature of Acquisition       Name of Person
the Class    Acquired      Transaction                 From Whom Acquired

Common        4/9/98     Merger of Interactive        24/7 Media, Inc.
                         Imaginations, Inc. (prior
                         Holding) with 24/7 Media, Inc.
---------    --------   -------------------------  ------------------

Amount of    Date of    Nature of Payment
Securities   Payment
Acquired

383,551        4/9/98    N/A
----------   -------    -------------------------

INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address            Title of     Date   Amount of    Gross
Of Seller                   Securities   of     Securities   Proceeds
                            Sold         Sale   Sold
None
------------------------    ----------   -----  ----------  ---------
Remarks:






                                The person for whose account the
                                Securities to which this notice
                                relates are to be sold hereby
                                represents by signing this notice
                                that he does not know any material
                                adverse information in regard to the
                                current and prospective operations of
                                the Issuer of the securities to be
                                sold which has not been publicly
                                disclosed.

   3/1/00                         /S/ Arthur J. Samberg
----------------------------    -------------------------------------
     Date of Notice                        Signature